Exhibit 99.1

Cerrado Project November 5th, 2021

⚫ Improve competitiveness with the lowest cash production cost ⚫ Economies of scale ⚫ Attractive returns even in more adverse scenarios ⚫ Contributing to Company’s sustainability goals ⚫ Solid long-term demand growth Strategic Reasoning Strategic Avenues Maintain relevance in Pulp, through good projects Be “Best-in-Class” in the Total Pulp Cost vision Moving forward with our long-term strategy 2

3 Global Pulp Demand(1) Organic growth and expansion of addressable market support demand for hardwood pulp in the long run Current Demand Organic Growth Fiber to Fiber Fossil to Fiber Expanded potential Future Demand ~1 million tons/year ⚫ Reduction of RCP/SOP availability ⚫ Cost competitiveness ⚫ Advances in BSKP attributes, including containerboard ⚫ Modernization of industrial assets ⚫ De-integration due to lack of wood availability ⚫ Packaging ⚫ Single-use plastic ⚫ Textiles, among others Fiber to Fiber Fossil to Fiber (1) Illustrative chart

2H24 Start-Up Highlights Mato Grosso do Sul State Ribas do Rio Pardo Santos Port São Paulo State Industrial Capex (1) : Total Capex (1) : The lowest cash production cost of our asset base 2.55 M tons/year Nominal Capacity Significant contributions to 2030 Agenda R$14.7 bn R$19.3 bn 4 (1) Expected.

Forestry Optionalities for forest base formation 5 MS CURRENT Base CERRADO Base ~600 K hectares (1) Include own and third-party wood. ~90% of wood already secured(1) for operations up to 2030 (1st forestry cycle) 100% of wood requirement already guaranteed for 2H24 start-up

Forestry Average distance from-forest-to-mill and operations with indisputable competitiveness 6 ~ 220 156 140 Current Suzano Structural Suzano without Cerrado Structural Suzano with Cerrado Average distance from-forest-to-mill (km) Structural average radius(1) of 65 km only Highly Automated Forestry Operations Inbound logistics with 50% of six-trailer trucks (-25% cost and -15% of CO2/m3 emissions)(2) (1) Structural average radius: to be reached as from the beginning of the second forestry cycle after the start-up. (2) When compared to conventional trucks.

Industrial Global cutting edge for competitiveness and sustainability ⚫ Gains in scale with a single pulp production line ⚫ 180 MW of surplus renewable energy ⚫ Fossil-Fuel-Free technology 7 Over 2.0 million tons of production in the first 12 months of operation

Process Suppliers Systems Chemical Plant Industrial Main suppliers with solid experience in our industry 8 In definition

9 (1) Expected | (2) FX@ 5.25 | (3) Structural cash production cost and sustaining capex with wood sourcing in regime. (4) 40% realized up to 3Q21. Note: all figures as of 2021 (real terms). Logistics Optionalities for outbound logistics 9 Negotiations in progress with through Northern Rail Network and future opportunity in Western Rail Network Competitive alternatives on right and left banks of the Santos Port RIBAS DO RIO PARDO Plant INOCÊNCIA Terminal APARECIDA Terminal Santos Port TRÊS LAGOAS Plant ~230 Km ~230 Km ~1,000 Km

10 (1) Expected | (2) FX@ 5.25 | (3) Structural cash production cost and sustaining capex with wood sourcing in regime as from the beginning of second forestry cycle. (4) 40% realized up to 3Q21. Note: all figures as of 2021 (real terms). Do not include inflation and FX impacts in the next years. Financial Overview Capex Breakdown(1) (R$ Billion) Total Capex Timeline(1) Cash Production Cost – ex downtime (1) (3) Annual Sustaining Capex(1) (3) US$1,098 /t(2) ~5% 38% 37% 20% 2021 2022 2023 2024 ⚫ After ramp-up ➔ Below R$500/t ⚫ Structural ➔ Below R$400/t 180 MW avg energy export ~R$270/t (~(( (US$51/t) ~R$700 million/year 67% 33% Hard currencies BRL 14.7 19.3 4.6 Industrial Florestry, Logistics and Others Total (4)

480 500 520 540 560 580 600 4.50 4.75 5.00 5.25 5.50 5.75 6.00 Strong competitiveness provides attractive returns in almost all scenarios 11 Sensitivity Analysis (1) - IRR in real terms in BRL (% p.a.) Net Pulp Price (US$/ton) FX (US$/R$) IRR > WACC (1) Average FX and net pulp price in perpetuity.

12 (1) As at 2021/09/30. MTM Hedge with CETIP calculation methodology considering FX D-1 (end-FX at R$ 5.44). 3.5 0.5 0.5 0.3 1.1 2.3 9.8 0.2 0.1 0.1 0.4 0.4 3Q21 Liquidity 3M2021 2022 2023 2024 2025 2026 onwards Strong liquidity, low debt maturities in the coming years and market access Debt Amortization(1) and Expansion Capex (US$ billion) 10.2 2.7 0.7 Caixa físico MTM Hedge 1.2 4.0 0.1 0.4 Stand-by facilities Expansion Capex (FX @ 5.25) 1.3 1.9 0.3 0.1 90 months Debt average term 4.3% p.a. Average cost No covenants Funding Cerrado Project: Cash Generation & Competitive long-term facilities, if opportune Cash on hand

13 Continuous focus on financial discipline throughout the investment cycle Existing contingency plan as required by the indebtedness policy Financial Policies Rating – Investment Grade Indebtedness Net Debt / EBITDA ratio (US$) 1.0x to 3.0x Normal Cycles 1.0x to 3.5x Investment Cycles Dividends The lowest value between... 25% of Net Income 10% of Operational Cash Generation BBB-/ Stable BBB-/ Stable Baa3 / Stable

Significant progress on long-term commitments towards the 2030 Agenda

Related SDG[1]	Commitment	Acting
1 NO POVERTY; 2 ZERO HUNGER; 4 QUALITY EDUCATION	Reduce poverty & Ensure education	Pillars: • Education • Job generation • Income generation • Public administration • Infrastructure • Rights protection • Health
6 CLEAN WATER AND SANITATION; 12 RESPONSIBLE CONSUMPTION AND PRODUCTION	Reduce waste & Protect our water	Greater eco-efficiency
7 AFFORDABLE AND CLEAN ENERGY	Generate clean energy	~180 MW avg surplus
12 RESPONSIBLE CONSUMPTION AND PRODUCTION; 13 CLIMATE ACTION; 15 LIFE ON LAND	Combat climate crisis & Conserve biodiversity	Carbon: ↓ CO_2/ton and MORE FORESTS Biodiversity: regeneration and ecological corridors

Projeto Cerrado | suzano

(1) Sustainable Development Goals

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15 Takeaways Suzano will become even more competitive and secure it’s leading position to meet the long-term growth in demand Significant contribution to meet long-term sustainability goals Teams and suppliers with proven experience in successful pulp projects Financial discipline across the investment cycle Project funding based on cash generation with opitionalities

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